Exhibit 99.1

Silicon Motion Announces the Addition of Jeffrey Ju as Senior Vice President

of Platform & Strategy

TAIPEI, Taiwan and MILPITAS, Calif., June 30, 2025 — Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”), a global leader in designing and marketing NAND flash controllers for solid-state storage devices, today announced the addition of Mr. Jeffrey Ju as Senior Vice President of Platform & Strategy to drive strategic platform development and ecosystem partnerships. Mr. Ju brings 30 years of leadership experience in the semiconductor industry, with deep expertise in IC design, marketing, and global operations.

In his new role, Mr. Ju will lead efforts to deepen executive-level platform engagement with top-tier customers in the PC, smartphone, automotive, and server markets. He will also play a key role in strengthening Silicon Motion’s global R&D capabilities. In addition, Mr. Ju will serve as a member of the SMI Capital Committee, where he will contribute to strategic investments and acquisitions, and support post-acquisition integration and leadership. He will also advise the company’s long-term business strategy, product portfolio expansion, and AI initiatives.

“Jeffrey’s extensive industry knowledge and strategic leadership make him a valuable addition to our executive team,” said Wallace Kou, President and CEO of Silicon Motion. “His insights and relationships will help us scale new growth engines and strengthen our strategic foundation across platform engagement, R&D, investment, and product innovation.”

Mr. Ju was most recently Co-Founder and Chief Strategy Officer at ZEKU Technology, where he built a global team of over 3,000 engineers and delivered multiple advanced SoC designs, including 6nm and 4nm tape-outs. He previously served as a Partner at Xiaomi Private Equity and held senior executive roles at MediaTek. While at MediaTek, he served as Executive Vice President and Co-Chief Operating Officer and was instrumental in growing its mobile chipset business to over US$4 billion annually and establishing the company as the world’s No.2 mobile phone chipset vendor. Mr. Ju holds a master’s degree in Electrical and Electronics Engineering from National Chiao Tung University.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data centre and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Corporate Media Contact:

Minnie Lin

Director of Marketing Communication Department

Tel: +886 2 2219 6688 x3010

E-mail: minnie.lin@siliconmotion.com

Investor Contacts:

E-mail: IR@siliconmotion.com

Sales Contact:

E-mail: service@siliconmotion.com